Exhibit 99.1

Xinyuan Real Estate Announces Redemption of 9.875% Senior Notes

Due March 19, 2020

BEIJING, March 19, 2020 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager, today announced that it has redeemed its issued and outstanding 9.875% Senior Notes (“the Notes”) in full on March 19, 2020 (the Redemption Date). The Notes have an aggregate principal amount of US$200 million.

The Notes has been redeemed for the principal amount plus accrued and unpaid interest. From and after the Redemption Date, all interest will cease to accrue on the Notes and the Notes will cease to be outstanding.

A notice regarding the redemption in full of the Notes on March 19, 2020 has been given to holders of the Notes and filed with the Singapore Exchange. Holders of the Notes should contact the bank or broker through which they hold a beneficial interest in the Notes for information about obtaining their Redemption Payment.

Mr. Yong Zhang, Chairman of Xinyuan, stated, “We currently have ample liquidity to fund the redemption of the Notes. The redemption process went smoothly due to well-functioning domestic and overseas funding channels. Xinyuan has always been highly focused on the security of the Company's cash flow. We want to reassure bondholders and investors that Xinyuan operates conservatively so that all financial obligations will be met on time and in full.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about intended securities repurchases, among others, and can generally be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2018. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang

Mobile: +86 (138) 1081-7475

Email:  susie@blueshirtgroup.com